Exhibit 11

W.W. Grainger, Inc. and Subsidiaries

COMPUTATIONS OF EARNINGS PER SHARE

	Nine Months Ended September 30,
BASIC:	2006	2005

Weighted average number of shares outstanding	88,746,312	89,649,866

Net earnings	$ 284,466,000	$ 242,490,000

Earnings per share	$ 3.21	$ 2.70

DILUTED:

Weighted average number of shares outstanding	88,746,312	89,649,866

Potential Shares:

Shares issuable under outstanding common stock equivalents	9,110,631	10,193,929

Shares which could have been purchased using
the proceeds from common stock equivalents exercised, based on the average market value for the period	(6,472,080)	(8,320,706)

	2,638,551	1,873,223

Dilutive effect of exercised options prior to being exercised	38,856	33,727

	2,677,407	1,906,950

Adjusted weighted average number of shares
outstanding	91,423,719	91,556,816

Net earnings	$ 284,466,000	$ 242,490,000

Earnings per share	$ 3.11	$ 2.65